UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                                USF&G CORPORATION
                                (Name of Issuer)


                          Common Stock, $2.50 par value
                         (Title of Class of Securities)


                                   903290 10 4
                                 (CUSIP Number)

                                Bruce A. Backberg
                          The St. Paul Companies, Inc.
                              385 Washington Street
                           Saint Paul, Minnesota 55102
                                 (612) 310-7911
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                January 19, 1998
             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


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CUSIP NO. 903290 10 4                                       PAGE 2  OF 18 PAGES
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-------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         The St. Paul Companies, Inc.
         I.R.S. Identification No. 41-0518860
-------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (A)  [  ]
                                                                      (B)  [  ]
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 3.      SEC USE ONLY

-------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS
         OO
-------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           [  ]
-------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION Organized under the laws of the State of Minnesota
-------------------------------------------------------------------------------
                  7.   SOLE VOTING POWER
  NUMBER OF            23,181,596*
    SHARES        ----------------------------------------
BENEFICIALLY      8.   SHARED VOTING POWER
  OWNED BY             0
    EACH          ----------------------------------------
 REPORTING        9.   SOLE DISPOSITIVE POWER
   PERSON              23,181,596*
    WITH          ----------------------------------------
                  10.  SHARED DISPOSITIVE POWER
                       0
-------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         23,181,596*
-------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                           [  ]
-------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         16.6%
-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         CO, HC
-------------------------------------------------------------------------------


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CUSIP NO. 903290 10 4                                       PAGE 3  OF 18 PAGES
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*    The shares of common stock, par value $2.50 per share (the "USF&G Common
     Stock"), of USF&G Corporation ("USF&G") covered by this statement on
     Schedule 13D are purchasable by The St. Paul Companies, Inc. ("St. Paul") upon exercise of an option granted to St. Paul on January 19, 1998, and described in Item 4 hereof. Prior to the exercise of the option, St. Paul is not entitled to any rights as a shareholder of USF&G as to the shares of USF&G Common Stock covered by the option. The option may only be exercised upon the occurrence of certain events referred to in Item 4 hereof, none of which has occurred as of the date hereof. St. Paul therefore disclaims any beneficial ownership of the shares of USF&G Common Stock which are purchasable by St. Paul upon exercise of the option. If the option were exercised, St. Paul would have the sole right to vote or to dispose of the shares of USF&G Common Stock issued as a result of such exercise.


ITEM 1.  SECURITY AND ISSUER

         This statement on Schedule 13D relates to shares of common stock, par value $2.50 per share (the "USF&G Common Stock"), of USF&G Corporation, a Maryland corporation ("USF&G"). The address of the principal executive offices of USF&G is 6225 Centennial Way, Baltimore, Maryland 21209.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) - (c) and (f). This statement on Schedule 13D is being filed by The St. Paul Companies, Inc. ("St. Paul"). St. Paul is organized as a general business corporation under the laws of the State of Minnesota, and the address of its principal business and principal office is 385 Washington Street, St. Paul, Minnesota 55102. St. Paul is a holding company which through its subsidiaries is primarily engaged in providing property/casualty insurance and reinsurance underwriting. St. Paul also has a presence in the investment banking/asset management industry through its majority ownership of The John Nuveen Company.

         The names of the directors and executive officers of St. Paul, their business addresses and principal occupations and the business addresses of their principal employers are set forth in Annex A attached hereto, which is incorporated herein by reference in its entirety.


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CUSIP NO. 903290 10 4                                       PAGE 4  OF 18 PAGES
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         (d) and (e). During the last five years, none of St. Paul, or, to the knowledge of St. Paul, any of the persons listed on Annex A, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCES AND AMOUNT OF FUNDS

         As described in the response to Item 4 (which response is incorporated herein by reference), the shares of USF&G Common Stock to which this Schedule 13D relates have not been purchased by St. Paul. Rather, in connection with, and as a condition to, St. Paul and USF&G entering into the Merger Agreement (as defined in the response to Item 4), USF&G granted St. Paul an option to purchase up to 23,181,596 shares of USF&G Common Stock (subject to possible adjustment as provided in the Stock Option Agreement (as defined in the response to Item 4)) at an exercise price of $22.00 per share.

ITEM 4.  PURPOSE OF TRANSACTION

         On January 19, 1998, USF&G, St. Paul and SP Merger Corporation, a Maryland corporation and wholly-owned subsidiary of St. Paul ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Merger Sub would be merged with and into USF&G (the "Merger"). As a result of the Merger, USF&G would become a wholly-owned subsidiary of St. Paul.

         Upon the terms and subject to the conditions of the Merger Agreement, each share of USF&G Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than shares of USF&G Common Stock owned by St. Paul or any direct or indirect subsidiary of St. Paul or by USF&G or any direct or indirect subsidiary of USF&G (in each case not held on behalf of third parties)) will be converted into, and become exchangeable for, the right to receive that number of shares (the "Exchange Ratio") of common stock, no par value, of St. Paul (the "St. Paul Common Stock") determined by dividing $22 by the average of the daily average per share high and low sales


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CUSIP NO. 903290 10 4                                       PAGE 5  OF 18 PAGES
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prices of one share of St. Paul Common Stock as reported on the New York Stock
Exchange, Inc. ("NYSE") composite tape for each of the 20 trading days ending on the third trading day prior to the date of the meeting at which USF&G's shareholders vote on the Merger (the "Average St. Paul Price"), provided, that, if the Average St. Paul Price is less than $74 the Exchange Ratio will be 0.2973, and if the Average St. Paul Price is greater than $78, the Exchange Ratio will be 0.2821.

         Consummation of the Merger is subject to, among other things, certain regulatory approvals, approval of the Merger by the shareholders of USF&G and the approval of the issuance of shares of St. Paul Common Stock pursuant to the Merger Agreement by the shareholders of St. Paul.

         Pursuant to the Merger Agreement, the charter of USF&G as in effect immediately prior to the effective time of the Merger will remain the charter of USF&G as the surviving corporation in the Merger but will be amended as contemplated in the Merger Agreement. The Merger Agreement provides that upon consummation of the Merger the bylaws of USF&G will be replaced by the bylaws of Merger Sub in effect at the effective time of the Merger. In addition, at the effective time of the Merger, the directors of Merger Sub at such effective time will be the directors of USF&G until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the charter and bylaws. The officers of USF&G at the effective time of the Merger, from and after such effective time, will remain the officers of USF&G until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the charter and bylaws.

         The Merger Agreement also provides that promptly after the effective time of the Merger, St. Paul will increase the size of its board of directors and will cause Mr. Norman P. Blake, Jr. (the current Chairman of the Board of Directors of USF&G) and two additional directors of USF&G determined by the Board Governance Committee of St. Paul to be appointed to St. Paul's board of directors. In addition, subject to its fiduciary duties under applicable law, St. Paul has agreed to nominate two (or, if the effective time of the Merger occurs on or after August 15, 1998, three) of such directors for election to St. Paul's board of directors at its first annual meeting with a mailing date after the effective time of the Merger.


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         In addition, the Merger Agreement contains certain customary restrictions on the conduct of the business of USF&G pending consummation of the Merger. Pursuant to the Merger Agreement, USF&G has agreed, among other things,
(1) to conduct its business in all material respects in the ordinary and usual course and not to enter into any new line of business; (2) to use its reasonable best efforts to preserve its business organization intact and maintain its existing relations and goodwill with customers, suppliers, reinsurers, distributors, creditors, lessors, employees and business associates; (3) not to
(i) issue, sell, pledge, dispose of or encumber any capital stock owned by it in any of its subsidiaries, (ii) amend its charter or bylaws or amend, modify or terminate its shareholders' rights agreement, (iii) split, combine or reclassify its capital stock, (iv) authorize, declare, set aside or pay any dividend in respect of any capital stock other than dividends from its direct or indirect wholly-owned subsidiaries and other than regular quarterly cash dividends paid by USF&G on USF&G Common Stock not in excess of $.07 per share or (v) repurchase, redeem or otherwise acquire, except in certain circumstances, any shares of its stock or any securities convertible into or exchangeable or exercisable for any shares of its stock; (4) that neither it nor any of its subsidiaries will, except as specifically permitted under the Merger Agreement,
(i) issue, sell, pledge, dispose of or encumber any shares of, or securities convertible into or exchangeable or exercisable for, or options, warrants, calls, commitments or rights of any kind to acquire any shares of, its capital stock or any class of securities convertible into or exchangeable for any other property or assets (other than shares of USF&G Common Stock issuable pursuant to options outstanding on the date hereof under any of USF&G's stock plans or upon conversion of USF&G's convertible notes), (ii) other than in the ordinary and usual course of business, transfer, lease, license, guarantee, sell, mortgage, pledge, dispose of or encumber any other material property or assets (including capital stock of any of its subsidiaries) or take any action to incur or modify any material indebtedness or other material liability, (iii) make capital expenditures in excess of certain specified amounts or (iv) make any acquisition of, or investment in, the assets or stock of any other person or entity (other than a subsidiary of USF&G) except for ordinary course investment activities or as otherwise permitted by Section 6.1(a) of the Merger Agreement; or (5) that neither it nor any of its subsidiaries will enter into any agreement containing any provision or covenant limiting in any material respect the ability of USF&G or any of its


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CUSIP NO. 903290 10 4                                       PAGE 7  OF 18 PAGES
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subsidiaries or affiliate to (i) sell any products or services of or to any other person, (ii) engage in any line of business or (iii) compete with or to obtain products or services from any person or limiting the ability of any person to provide products or services to USF&G or any of its subsidiaries or affiliates.

         Concurrently with the execution of the Merger Agreement, St. Paul and USF&G entered into a stock option agreement, dated as of January 19, 1998 (the "Stock Option Agreement"), pursuant to which USF&G granted St. Paul an irrevocable option (the "Option") to purchase, subject to the terms thereof, up to 23,181,596 shares of USF&G Common Stock (which number represents 19.9% of the shares of USF&G Common Stock outstanding on the date of the Stock Option Agreement), subject to adjustment in accordance with the terms of the Stock Option Agreement, at a price per share in cash of $22.00 per share (the "Option Purchase Price"). The Stock Option Agreement provides that St. Paul may exercise the Option, in whole or in part, at any time, or from time to time, following the occurrence of one of the events set forth in Section 2(d) thereof (each a "Triggering Event") and prior to the termination of the Option in accordance with the terms of the Stock Option Agreement.

         A "Triggering Event" would occur if (a) any person (other than St. Paul or any of its subsidiaries) acquires beneficial ownership (as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act")) or the right to acquire beneficial ownership of, or any "group" (as such term is defined under the Exchange Act) is formed which beneficially owns or has the right to acquire beneficial ownership of, USF&G Common Stock (other than trust account shares) aggregating 15 percent or more of the then outstanding USF&G Common Stock; (b) a Company Acquisition Proposal (as defined in Section
6.2 of the Merger Agreement) is made to USF&G or any of its subsidiaries or any of its shareholders or any person publicly announces an intention to make a Company Acquisition Proposal with respect to USF&G or any of its subsidiaries and thereafter the Merger Agreement is terminated by either St. Paul or USF&G due to the failure to obtain the approval of the Merger from USF&G's shareholders; (c) the Merger Agreement is terminated by USF&G as a result of the provisions of the Merger Agreement permitting USF&G to terminate in order to enter into an agreement concerning a Superior Proposal (as defined in Section
6.2 of the Merger Agreement) and St. Paul does not make an offer that the board of directors of USF&G determines is at least as


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CUSIP NO. 903290 10 4                                       PAGE 8  OF 18 PAGES
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favorable, from a financial point of view, to the shareholders of USF&G as the
Superior Proposal; (d) the Merger Agreement is terminated by St. Paul after USF&G has entered into a binding agreement for a Superior Proposal or if the board of directors of USF&G withdraws or modifies its recommendation of the Merger; or (e) USF&G notifies St. Paul in writing that it intends to enter into an agreement for a Superior Proposal, and St. Paul notifies USF&G in writing that it does not intend to match the Superior Proposal referred to in USF&G's notification.

         Pursuant to the Stock Option Agreement, at any time the Option is exercisable, St. Paul may elect, by sending a Cash Exercise Notice (as defined in the Stock Option Agreement), in lieu of exercising the Option for shares of USF&G Common Stock, to have USF&G pay cash in an amount equal to the Spread (as defined below) multiplied by all or such portion of the shares subject to the Option as St. Paul specifies. The term "Spread" is defined in the Stock Option Agreement as the excess, if any, over the Option Purchase Price of the higher of
(i) if applicable, the highest price per share of USF&G Common Stock paid or proposed to be paid in cash or property by any person pursuant to any Company Acquisition Proposal (the "Alternative Purchase Price") or (ii) the closing price of the shares of USF&G Common Stock on the NYSE composite tape on the last trading day immediately prior to the date of the Cash Exercise Notice (the "Closing Price").

         The Stock Option Agreement provides that, if by the first anniversary of the date the Merger Agreement is terminated pursuant to the terms thereof (the "Merger Termination Date"), neither St. Paul nor any other person has acquired more than fifty percent (excluding the shares of USF&G Common Stock purchased pursuant to the Option) of the outstanding USF&G Common Stock, then USF&G has the right to purchase (the "Repurchase Right") all, but not less than all, of the shares of USF&G Common Stock acquired upon exercise of the Option at the greater of (a) the Option Purchase Price or (b) the average of the last sales prices for shares of USF&G Common Stock on the five trading days ending five days prior to the date USF&G gives written notice of its intention to exercise the Repurchase Right. If USF&G does not exercise the Repurchase Right within thirty days following the end of the one-year period after the Merger Termination Date, the Repurchase Right lapses.

         The Stock Option Agreement also provides that at any time prior to the first anniversary of the Merger


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CUSIP NO. 903290 10 4                                       PAGE 9  OF 18 PAGES
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Termination Date, St. Paul will have the right to sell (the "Sale Right") to
USF&G all, but not less than all, of the shares of USF&G Common Stock acquired upon exercise of the Option at the greater of (a) the Option Purchase Price, or
(b) the average of the last sales prices for USF&G Common Stock on the five trading days ending five days prior to the date St. Paul gives written notice of its intention to exercise the Sale Right. If St. Paul does not exercise the Sale Right prior to the first anniversary of the Merger Termination Date, the Sale Right terminates.

         The Stock Option Agreement provides that the right to exercise the Option will terminate at the earliest of (a) the effective time of the Merger,
(b) if the Option is not exercised, the date 60 days after the date the Option first becomes exercisable and (c) if not then exercisable, thirty days after termination of the Merger Agreement in accordance with its terms (the "Option Termination Date").

         The Stock Option Agreement provides that in no event will St. Paul's Total Profit (as defined below) exceed $75 million and, if it otherwise would exceed such amount, St. Paul will repay such excess amount to USF&G in cash (or the purchase price for purposes of repurchase of shares of USF&G Common Stock or the sale of shares of USF&G Common Stock purchased upon exercise of the Option, as applicable, will be reduced) so that St. Paul's Total Profit will not exceed $75 million after taking into account the foregoing actions. The Stock Option Agreement further provides that the Option may not be exercised for a number of shares of USF&G Common Stock as would, as of the date of the Stock Exercise Notice (as defined in the Stock Option Agreement), result in a Notional Total Profit (as defined below) of more than $75 million and, if exercise of the Option otherwise would exceed such amount, St. Paul, at its discretion, may increase the Option Purchase Price for that number of shares of USF&G Common Stock set forth in the Stock Exercise Notice so that the Notional Total Profit will not exceed $75 million.

         The term "Total Profit" is defined in the Stock Option Agreement as the aggregate amount (before taxes) of the following: (a) (i) the amount of cash received by St. Paul as the Termination Fee (described in Section 8.5 of the Merger Agreement) and the amount received by St. Paul as cash in lieu of shares of USF&G Common Stock (as described above), less (ii) any repayment of such cash to USF&G, (b) (i) the amount received by St. Paul pursuant to USF&G's repurchase of shares of USF&G Common Stock (as described


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CUSIP NO. 903290 10 4                                      PAGE 10  OF 18 PAGES
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above), less (ii) St. Paul's purchase price for such shares of USF&G Common
Stock, and (c) (i) the net cash amounts received by St. Paul pursuant to the sale of shares of USF&G Common Stock (or any other securities into or for which such shares of USF&G Common Stock are converted or exchanged) to any unaffiliated party, less (ii) St. Paul's purchase price for such shares of USF&G Common Stock.

         As used in the Stock Option Agreement the term "Notional Total Profit," with respect to any number of shares of USF&G Common Stock as to which St. Paul may propose to exercise the Option, will be the Total Profit determined as of the date of the Stock Exercise Notice assuming that the Option was exercised on such date for such number of shares of USF&G Common Stock and assuming that such shares of USF&G Common Stock together with all other shares of USF&G Common Stock acquired upon exercise of the Option and held by St. Paul and its affiliates as of such date, were sold for cash at the closing market price for the USF&G Common Stock as of the close of business on the preceding trading day.

         The purpose of the transaction contemplated by the Stock Option Agreement is to enable St. Paul to consummate the transactions contemplated by the Merger Agreement. The Stock Option Agreement and certain terms and provisions of the Merger Agreement could have the effect of discouraging persons who now or prior to the effective time of the Merger might be interested in acquiring all or a significant interest in USF&G from considering or proposing such an acquisition and would likely increase the cost to the acquiror of any such acquisition.

         The preceding description of certain terms and provisions of the Merger Agreement and the Stock Option Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Merger Agreement and the Stock Option Agreement, copies of which are attached hereto as Exhibits 1 and 2, respectively, and which are incorporated by reference herein.

         Upon consummation of the Merger, the shares of USF&G Common Stock would cease to be listed on the NYSE and the Pacific Stock Exchange and would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

         Except as set forth in this statement on Schedule 13D, in the Merger Agreement and in the Stock Option


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Agreement, neither St. Paul nor, to the best of St. Paul's knowledge, any of the individuals named on Annex A hereto, has any additional plans or proposals which relate to or would result in any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER

         (a) - (b) By reason of its execution of the Stock Option Agreement, St. Paul might be deemed to have beneficial ownership of and sole voting and dispositive power with respect to the shares of USF&G Common Stock subject to the Option and, accordingly, might be deemed to beneficially own 23,181,596 shares of USF&G Common Stock as a result of the Stock Option Agreement. Based on the number of shares of USF&G Common Stock subject to the Option and the number of shares of USF&G Common Stock outstanding as of January 16, 1998 as represented to St. Paul by USF&G in the Merger Agreement (116,470,432), St. Paul would beneficially own approximately 16.6% of the outstanding USF&G Common Stock following exercise of the Option. St. Paul expressly disclaims, however, any beneficial ownership of the 23,181,596 shares of USF&G Common Stock which are obtainable by St. Paul upon exercise of the Option, because the Option is exercisable only in the circumstances set forth in Item 4 above and none of such circumstances has occurred as of the date hereof.

         Neither St. Paul nor, to the best of St. Paul's knowledge, any of the individuals named in Annex A hereto owns any USF&G Common Stock.

         (c) Neither St. Paul nor, to the best of St. Paul's knowledge, any of the individuals named in Annex A hereto has effected any transaction in USF&G Common Stock during the past 60 days.

         (d) So long as St. Paul has not purchased any USF&G Common Stock subject to the Option, St. Paul does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of USF&G Common Stock.

         (e) Not applicable.


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CUSIP NO. 903290 10 4                                      PAGE 12  OF 18 PAGES
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ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
           RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
           ISSUER

         Other than the Merger Agreement and the Stock Option Agreement described in the response to Item 4 (which response is incorporated herein by reference) and the transactions contemplated thereby, there are no contracts, arrangements, understandings or relationships between St. Paul and any other person, or, to the best knowledge of St. Paul, among any of the persons listed on Annex A hereto and any other person, with respect to shares of USF&G Common Stock.


ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Agreement and Plan of Merger, dated as of January 19, 1998, among USF&G, St. Paul and
               Merger Sub.

Exhibit 2      Stock Option Agreement, dated as of January
               19, 1998, between USF&G and St. Paul.


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CUSIP NO. 903290 10 4                                      PAGE 13  OF 18 PAGES
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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 28, 1998


                                    THE ST. PAUL COMPANIES, INC.


                                    By: /s/ Bruce A. Backberg
                                       Name:  Bruce A. Backberg
                                       Title:  Senior Vice President,
                                                 Chief Legal Counsel
                                                 and Corporate Secretary


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CUSIP NO. 903290 10 4                                      PAGE 14  OF 18 PAGES
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                                                                        ANNEX A


                       DIRECTORS AND EXECUTIVE OFFICERS OF
                          THE ST. PAUL COMPANIES, INC.



         The name, present principal occupation or employment and the name and address of such employer of each of the directors and executive officers of The St. Paul Companies, Inc. is set forth below. The business address of each director and executive officer is The St. Paul Companies, Inc., 385 Washington Street, Saint Paul, Minnesota 55102. Except as set forth below, each of the directors and executive officers is a citizen of the United States.



DIRECTORS

NAME:                             MICHAEL R. BONSIGNORE
Principal Occupation
 and Employer:                    Chairman and Chief Executive Officer,
                                  Honeywell, Inc.
                                  (manufacturer of automation and control
                                  systems)
Employer's Address:               Honeywell Plaza (MN12-5279)
                                  Minneapolis, MN 55408

NAME:                             JOHN H. DASBURG
Principal Occupation
 and Employer:                    President and Chief Executive Officer,
                                  Northwest Airlines, Inc.
Employer's Address:               5101 Northwest Drive
                                  St. Paul, MN 55111-3034


NAME:                             W. JOHN DRISCOLL
Principal Occupation:             Former Chairman and Chief Executive Officer,
                                  Rock Island Company
                                  (private investment company)
Address:                          Rock Island Company
                                  332 Minnesota St., Suite 2090
                                  St. Paul, MN 55101-1308


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CUSIP NO. 903290 10 4                                      PAGE 15  OF 18 PAGES
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NAME:                             PIERSON M. GRIEVE
Principal Occupation
 and Employer:                    Chairman, Metropolitan Airports Commission,
                                  State of Minnesota
Employer's Address:               4900 IDS Center
                                  80 South 8th Street
                                  Minneapolis, MN 55402

NAME:                             THOMAS R. HODGSON
Principal Occupation
 and Employer:                    President and Chief Operating Officer,
                                  Abbott Laboratories, Inc.
Employer's Address:               100 Abbott Park Road
                                  Abbott Park, IL 60064-3500

NAME:                             RONALD JAMES
Principal Occupation
 and Employer:                    Former President and Chief Executive Officer,
                                  Human Resources Group, Ceridian Corporation
Address:                          300 Sycamore Lane
                                  Plymouth, MN 55441

NAME:                             DAVID G. JOHN
Principal Occupation
 and Employer:                    Chairman, The BOC Group PLC
                                  (industrial gases and related products)
Employer's Address:               Chertsey Road, Windlesham
                                  Surrey GU20 6HJ England
Citizenship:                      United Kingdom

NAME:                             WILLIAM H. KLING
Principal Occupation
 and Employer:                    President, Minnesota Public Radio; and
                                  President, Greenspring Company
                                  (diversified media and catalog marketing)
Employer's Address:               45 East 7th Street
                                  St. Paul, MN 55101

NAME:                             DOUGLAS W. LEATHERDALE
Principal Occupation
 and Employer:                    Chairman, President and Chief Executive
                                  Officer, The St. Paul Companies, Inc.
Employer's Address:               385 Washington Street
                                  Saint Paul, Minnesota 55102
Citizenship:                      Canada


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CUSIP NO. 903290 10 4                                      PAGE 16  OF 18 PAGES
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NAME:                             BRUCE K. MACLAURY
Principal Occupation
 and Employer:                    President Emeritus, The Brookings Institution
                                  (public policy research and education)
Address:                          5109 Yuma Place, NW
                                  Washington, DC 20016

NAME:                             GLEN D. NELSON, M.D.
Principal Occupation
 and Employer:                    Vice Chairman, Medtronic, Inc.
                                  (manufacturer of biomedical devices)
Employer's Address:               7000 Central Ave., NE
                                  Minneapolis, MN 55432

NAME:                             ANITA M. PAMPUSCH, PH.D.
Principal Occupation
 and Employer:                    Chairman, The Bush Foundation
Employer's Address:               E-900 First National Bank Building
                                  332 Minnesota Street
                                  St. Paul, MN 55101

NAME:                             GORDON M. SPRENGER
Principal Occupation
 and Employer:                    Executive Officer, Allina Health System
                                  (not-for-profit integrated health care system)
Employer's Address:               P.O. Box 9310
                                  Minneapolis, MN 55440-9310

NAME:                             PATRICK A. THIELE
Principal Occupation
 and Employer:                    Executive Vice President - The St. Paul
                                  Companies, Inc. and Chief Executive Officer
                                  and President, Worldwide Insurance
                                  Operations - St. Paul Fire and Marine
                                  Insurance Company
Employer's Address:               385 Washington Street
                                  Saint Paul, Minnesota 55102


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CUSIP NO. 903290 10 4                                      PAGE 17  OF 18 PAGES
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EXECUTIVE OFFICERS

NAME:                             DOUGLAS W. LEATHERDALE
Title:                            Chairman, President and Chief Executive
                                  Officer
Citizenship:                      Canada

NAME:                             PATRICK A. THIELE
Title:                            Executive Vice President - The St. Paul
                                  Companies, Inc. and Chief Executive Officer and President, Worldwide Insurance
                                  Operations - St. Paul Fire and Marine
                                  Insurance Company

NAME:                             PAUL J. LISKA
Title:                            Executive Vice President and Chief Financial
                                  Officer

NAME:                             MICHAEL J. CONROY
Title:                            Executive Vice President and Chief
                                  Administrative Officer - St. Paul Fire and
                                  Marine Insurance Company

NAME:                             JAMES F. DUFFY
Title:                            President and Chief Executive Officer -
                                  St. Paul Re, Inc.

NAME:                             MARK L. PABST
Title:                            President and Chief Executive Officer -
                                  St. Paul International Underwriting

NAME:                             SUSAN J. ALBRECHT
Title:                            President - Major Markets - St. Paul Fire
                                  and Marine Insurance Company

NAME:                             STEPHEN J. KLINGEL
Title:                            President - Personal Insurance - St. Paul
                                  Fire and Marine Insurance Company


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CUSIP NO. 903290 10 4                                      PAGE 18  OF 18 PAGES
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NAME:                             JOSEPH B. NARDI
Title: President - Medical Services - St. Paul Fire and Marine Insurance Company

NAME:                             JANET R. NELSON
Title:                            President - Custom Markets - St. Paul Fire
                                  and Marine Insurance Company

NAME:                             JAMES A. SCHULTE
Title:                            President - Commercial - St. Paul Fire and
                                  Marine Insurance Company

NAME:                             HOWARD E. DALTON
Title:                            Senior Vice President and Chief Accounting
                                  Officer

NAME:                             JAMES HOM
Title:                            Senior Vice President -- Corporate Planning
                                  and Development

NAME:                             GREG A. LEE
Title:                            Senior Vice President -- Human Resources

NAME:                             BRUCE A. BACKBERG
Title:                            Senior Vice President, Chief Legal Counsel
                                  and Corporate Secretary

NAME:                             KAREN HIMLE
Title:                            Senior Vice President - Corporate Affairs

NAME:                             JAMES L. BOUDREAU
Title:                            Vice President and Treasurer


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CUSIP NO. 903290 10 4                                      PAGE 19  OF 19 PAGES
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                                  EXHIBIT INDEX



EXHIBIT
 NUMBER                       DESCRIPTION
-------                       -----------
   1 Agreement and Plan of Merger, dated as of January 19, 1998, among The St. Paul Companies, Inc., SP Merger Corporation and USF&G Corporation
   2 Stock Option Agreement, dated as of January 19, 1998, between The St. Paul Companies, Inc. and USF&G Corporation